SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated November 19, 2012, filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated November 19, 2012, the Company reported its financial statements for the three-month period ended on September 30, 2012 and September 30, 2011 requested by Section 63 of the Bolsa de Comercio de Buenos Aires’ rules.

As from fiscal year 2013, the company adopts accounting policies based on the International Financial Reporting Standards (“IFRS”) to prepare its financial statements. Until now, the company’s financial statements were prepared in compliance with Generally Accepted Accounting Principles of Argentina (“ARG GAAP”) which differ in certain respects from the IFRS. For such reason, we have changed certain valuation and disclosure accounting policies.

IRSA Inversiones y Representaciones Sociedad Anónima
September 30, 2012 and 2011

1. Income for the period
(Three-month periods ended September 30, 2012 and 2011)
	In Thousands of ARS
	09/30/12	09/30/11
Income for the period
(three-month period): Net income/(Loss)	50,81	-147,862

2. Shareholders’ Equity

Capital stock	578,676	578,676
Restatement for capital stock	274,387	274,387
Additional paid in capital	793,123	793,123
Reserve for acquisition of additional interest in subsidiaries	-16,048	-15,311
Reserve for conversion	24,992	4,693
Reserve for stock-based payment	4,263	1,711
Legal reserve	71,136	57,031
Other reserves	419,783	391,262
Retained earnings	551,995	544,496
Non-controlling interest	391,659	-
Total Shareholders’ Equity	3,093,966	2,630,068

In compliance with Section o) of the referred Regulations, as of the closing date of the financial statements the COMPANY’s stock capital was ARS 578,676,460 – divided into 578,676,460 common, registered, non-endorsable shares of ARS 1 par value each, and entitled to one vote per share.

The Company’s principal shareholder is Cresud S.A.C.I.F. y A., who holds 373,267,973 shares, representing 64.50% of the issued and outstanding capital stock.

In addition, as of September 30, 2012, excluding Cresud’s interest, the rest of the shareholders hold 205,408,487 common, registered, non-endorsable shares of ARS 1 par value each, and entitled to one vote per share, representing 35.50% of the issued and outstanding capital stock.

As of September 30, 2012 there were no outstanding warrants or convertible notes for the purchase of our shares.

The highlights for the three-month period ended September 30, 2012 include:

•
As from fiscal year 2013, the company adopts accounting policies based on the International Financial Reporting Standards (“IFRS”) to prepare its financial statements. For such reason, we have changed certain valuation and disclosure accounting policies.

•	Net income for the first quarter of 2013 was ARS 50.8 million, compared to a loss of ARS 112 million in 2012 mainly due to lower financial charges and higher income from Hersha and Banco Hipotecario.
•	IRSA’s revenues increased 12.7% in the first quarter of 2013, to ARS 486.3 million, and EBITDA rose 14.3% to ARS 248.3 million.
•
Revenues and EBITDA from the Shopping Center segment grew 17.9% and 10.7%, respectively, in the first three months of 2013, compared to 2012. The EBITDA/Revenue margin, excluding common maintenance expense fund and common promotional fund, reached 80%, and occupancy stood at 98.4%.

•
As concerns the Offices segment, revenues and EBITDA increased by 20.9% and 22.8%, respectively, in the 3-month period. This improvement in activity has been driven by the 100% occupancy of “Dot Building”, which increased portfolio occupancy to 97.5%, and a slight improvement in the portfolio’s USD / sqm rental levels.

•	During this period we sold non-strategic office assets for an amount of approximately USD 15.0 million.
•
In September 2012, through our subsidiary IRSA International LLC, we executed an agreement whereby we promised to acquire Rigby Madison LLC’s 33.36% interest in the company that owns the Madison 183 building, located in Manhattan. In this way, IRSA’s interest in Rigby 183 LLC will reach 82.36% of its stock capital.

•	The shareholders’ meeting held on October 31, last approved the payment of a cash dividend for ARS 180,000,000, equivalent to 0.311054 ARS/share and 3.110546 ARS/ADR.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

November 20, 2012	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets